Exhibit 99.3

TRILLION ENERGY ANNOUNCES FINAL CLOSINGS AND COMPLETION OF ITS NON-BROKERED PRIVATE PLACEMENT

July 11, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) wishes to announce that further to the Company’s news release dated June 6, 2024 announcing the upsizing of its non-brokered private placement to 30,000,000 units (the “Units”) at a price of $0.09 per Unit, for aggregate gross proceeds of up to a maximum of $2,700,000 (the “Offering”), the Company has closed the remaining tranches of the Offering. Each Unit is comprised of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant exercisable at a price of $0.18 per share for a period of two years from issuance (please see the Company’s news releases dated May 23, 2024, May 27, 2024, June 6, 2024 and June 19, 2024 for further details).

Combined with the closing of the first four tranches, the Company has now issued an aggregate of 27,197,863 Units and raised an aggregate of gross proceeds of $2,447,807.67 in the Offering. The Company has also issued an aggregate of 6,594,590 Units and 1,009,388 Shares in settlement of debt owed by the Company in the aggregate amount of $687,733.32.

The Warrants include an acceleration provision whereby if the Company’s Shares trade at a price equal to or greater than $0.35 for a period of seven (7) consecutive trading days, Trillion may accelerate the expiry of the Warrants.

In connection with the Offering, Trillion has paid an aggregate of $92,407.23 in cash finder’s fees and issued an aggregate of 1,026,747 broker warrants (“Broker Warrants”). Each Broker Warrant entitles the holder to one (1) Share and is exercisable at a price of $0.09 per share for a period of two (2) years from the date of issuance.

Fifth Tranche Closing

Trillion has closed the fifth tranche of the Offering. The Company issued an aggregate of 1,878,011 Units on June 28, 2024 (the “Third Tranche”) at a price of $0.09 per Unit for total gross proceeds of $169,020.99. The Shares and Warrants issued in connection with the Fifth Tranche closing are subject to a hold period until October 29, 2024.

Debt Settlement

In connection with the Offering, Trillion has settled outstanding debt owed in the aggregate amount of $687,733.32 with the issuance of an aggregate of 6,594,590 Units and 1,009,388 Shares on June 28, 2024 (the “Debt Settlement”). The Shares and Warrants issued in connection with the Debt Settlement closing are subject to a hold period until October 29, 2024. The Debt Settlement includes debt owing to insiders of the Company totaling an aggregate of $306,485 (the “Insider Debt Settlement”).

Sixth Tranche Closing

Trillion has also closed the sixth tranche of the Offering. The Company issued 2,000,000 Units on July 3, 2024 (the “Sixth Tranche”) at a price of $0.09 per Unit for total gross proceeds of $180,000. The Shares and Warrants issued in connection with the Sixth Tranche closing are subject to a hold period until November 4, 2024.

An insider of Trillion acquired 1,200,000 Units in the Sixth Tranche of the Offering (the “Insider Participation”). The Insider Participation and the Insider Debt Settlement are exempt from the valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions (“MI 61-101”) by virtue of the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101 based on that the fair market value of such Insider Participation and Insider Debt Settlement does not exceed 25% of Trillion’s market capitalization.

Final Tranche Closing

Trillion has also closed the final tranche of the Offering. The Company issued 150,000 Units on July 5, 2024 (the “Final Tranche”) at a price of $0.09 per Unit for total gross proceeds of $13,500. The Shares and Warrants issued in connection with the Final Tranche closing are subject to a hold period until November 6, 2024.

The use of gross proceeds from the Offering are being used to pay the costs and cash commissions of the Offering, payment of the semi-annual interest on outstanding debentures, payment for investor awareness programs and working capital.

The securities referred to herein will not be or have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About the Company

Trillion Energy International Inc. is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a farmin to earn 50% interest in 3 oil exploration blocks in S.E. Turkiye. More information may be found on www.sedarplus.ca, and our website.

Contact

Brian Park

Corporate Finance

1 403 701 3272

e-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the closing of the Offering, the use of proceeds, and the Company’s ability to obtain necessary approvals from the CSE. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward- looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedarplus.ca, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedarplus.ca, and or request a copy of our reserves report effective December 31, 2023.